SIEGEL, LIPMAN, DUNAY, SHEPARD & MISKEL, LLP
5355 Town Center Road, Suite 801
Boca Raton, FL 33486
Writer’s Direct Dial (561) 237-1536
Writer’s Direct Fax (561) 362-6116
October 1, 2008
Kathleen Collins, Accountant Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Consulier Engineering, Inc. File No. 0-17756 Form 10-KSB for the Fiscal Year Ended December 31, 2007 Filed on April 15, 2008
Dear Ms. Collins:
     Consulier is in receipt of your letter dated September 8, 2008.
     Consulier respectfully requests an extension to October 16, 2008, to respond to the Staff’s comments.

Very truly yours,
/s/ Jonathan L. Shepard
Jonathan L. Shepard
Attorney for Consulier Engineering, Inc.

JLS/bjp
cc: Kari Jin, Division of Corporation Finance